Filed by Webster Financial Corporation
(Commission File No. 1-31486)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: FIRST CITY BANK

ON JULY 19, 2004, FIRST CITY BANK AND WEBSTER FINANCIAL CORPORATION
JOINTLY ISSUED THE FOLLOWING PRESS RELEASE:

Media Contact Webster Meghan Thompson 203-578-2287 mthompson@websterbank.com	First City Bank John S. Manning, President First City Bank, 860-224-3865
Investor Contact Terry Mangan 203-578-2318 tmangan@websterbank.com

WEBSTER TO ACQUIRE FIRST CITY BANK

WATERBURY and NEW BRITAIN, Conn., July 19, 2004- Webster Financial Corporation (NYSE: WBS), the holding company for Webster Bank, N.A., and First City Bank (AMEX: FBK) announced today a definitive agreement under which Webster will acquire First City Bank, in a combination cash and stock transaction valued at approximately $33 million or $27 per common share of First City stock, payable 60% in Webster stock and 40% in cash.

Upon completion of the acquisition, First City shareholders will be entitled to receive either 0.57 shares of Webster common stock or $27 in cash for each share of First City Bank stock, subject to proration.

“Webster is pleased to announce its partnership with First City Bank, which strengthens our presence in the Hartford area as the leading Connecticut-based bank. We pledge to continue to offer the high level of personal service First City customers expect,” stated Webster Chairman and Chief Executive Officer, James C. Smith. “We will make the transition seamless and look forward to providing our new customers with significantly expanded access to offices, ATMs and our online banking system, as well as a broad range of products and services.”

“Webster is a very attractive merger partner for First City. Both banks share a strong commitment to our customers and to Connecticut,” said First City President and Chief Executive Officer, John Manning, who will work with Webster to integrate operations. “By merging with Webster, we will enhance our ability to provide a full range of financial services without sacrificing the personal attention and dedication that First City has always offered.”

First City Bank was founded in 1989 and has assets totaling $185.2 million. It is headquartered in New Britain, Conn., with three additional branches in Berlin, Plainville and Newington.

Webster expects the combination to be accretive to earnings, generating an additional $2.3 million of cash earnings and $2.1 million of net income in the first full year following conversion.

The transaction is subject to approval by regulatory authorities and First City Bank’s stockholders.

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Webster Financial Corporation is the holding company for Webster Bank, National Association and Webster Insurance. With $17 billion in assets, Webster provides business and consumer banking, mortgage, insurance, financial planning, trust and investment services through 145 banking offices, 266 ATMs, telephone banking and the Internet. Webster Bank owns the asset-based lending firm Webster Business Credit Corporation, the insurance premium finance company Budget Installment Corp., and Center Capital Corporation, an equipment finance company headquartered in Farmington, Connecticut. For more information about Webster, including past press releases and the latest Annual Report, visit the Webster website at www.websteronline.com.

Forward Looking Statements

This press release contains forward-looking statements by First City Bank and Webster Financial Corporation within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the benefits of the acquisition by Webster Financial Corporation of First City Bank, including future business opportunities and financial results, and Webster Financial Corporation’s intentions with respect to the combined company. These forward-looking statements, which are based upon current beliefs and expectations, are subject to business, economic and other uncertainties and contingencies, many of which are beyond the control of Webster Financial Corporation and First City Bank. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, (1) the general risks associated with the delivery of financial products and services, (2) fluctuating investment returns, (3) rapid technological changes, (4) increased competition, (5) less favorable general economic conditions, either nationally or in the markets where the entities are or will be doing business, (6) legislation or adverse changes in regulatory requirements (7) the failure to achieve anticipated cost savings or to achieve such savings in a timely manner, (8) costs, customer loss and business disruption in connection with the acquisition or the integration of our companies may be greater than expected, (9) failure to obtain governmental approvals without adverse regulatory conditions, (10) difficulties associated with achieving expected future financial results and (11) failure of First City Bank’s stockholders to approve the acquisition.

This document does not constitute an offer of any securities or sale. Webster will file a prospectus or other documents regarding the proposed business combination with the Securities and Exchange Commission. Investors and security holders are urged to read the prospectus, when it becomes available, because it will contain important information. Investors and security holders will be able to obtain the documents free of charge at the SEC’s Web site, www.sec.gov. In addition, documents filed with the SEC will be available free of charge by directing a request to:

Terrence K. Mangan
Senior Vice President, Investor Relations
Webster Financial Corporation
Webster Plaza
145 Bank Street
Waterbury, CT 06720
Telephone: 203/578-2318

THE OFFERING OF WEBSTER COMMON STOCK WILL BE MADE ONLY BY MEANS OF A PROSPECTUS IN ACCORDANCE WITH FEDERAL LAW AND APPLICABLE STATE SECURITIES LAWS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITIONATION OF AN OFFER TO BUT ANY SECURITIES.

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First City Bank will be filing relevant documents concerning the merger with the Federal Deposit Insurance Corporation (“FDIC”), including a proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The definitive proxy statement filed with the FDIC by First City Bank will be available free of charge from Theresa Jeffrey, Vice President, First City Bank, 370 West Main Street, New Britain, Connecticut 06052 (telephone: 860-224-3865). The directors and executive officers of First City Bank may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the directors and executive officers of First City Bank and ownership of First City Bank common stock is set forth in First City Bank’s proxy statement relating to its 2004 Annual Meeting of Shareholders, dated April 2, 2004 as filed with the FDIC. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed merger when it becomes available. FIRST CITY BANK INVESTORS SHOULD READ THE PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE FDIC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.